EXHIBIT 99.2

                GERDAU TO INVEST R$ 1.4 BILLION IN RIO DE JANEIRO

o With this investment, the Gerdau Group's steelmaking facilities in the Santa Cruz industrial district will reach an annual production capacity of 2.6 million metric tons of steel (+117%) and 2.1 million metric tons of rolled products (+61%) by 2007.

o The project includes the construction of a specialty steel mill, Gerdau Acos Especiais Rio. The new unit will service the demand of the automotive industry, with an annual production capacity of 800,000 metric tons of steel and 500,000 metric tons of rolled products.

o The company also plans to expand the Gerdau Cosigua unit to 1.8 million metric tons of steel and 1.6 million metric tons of rolled products per year.

o The investments will generate 750 direct and 5,000 indirect jobs throughout the production process, from scrap collection to product distribution.

o The construction of the mill and the installation of equipment will create around 3,000 jobs.

The Gerdau Group will invest R$ 930 million to construct a new specialty steel mill in Rio de Janeiro, and R$ 480 million to expand its existing Cosigua mill. The total investment of R$ 1.4 billion in the steelmaking district of Santa Cruz is scheduled to be completed by 2007.

With this expansion, the Group's annual steel production capacity in Rio de Janeiro will increase 117%, from 1.2 million metric tons to 2.6 million metric tons. Annual production capacity of rolled products - rebar, bars, profiles, wire rod and steel angles - will increase from 1.3 million metric tons to 2.1 million metric tons. The funds will be sourced 50% from the company's capital and 50% from credit lines from the Brazilian Development Bank (BNDES) and suppliers.

The new mill, to be known as Gerdau Acos Especiais Rio, supplies specialty steel for the automotive industry and increase service to the engineering, civil construction and agricultural markets. Acos Especiais Rio will have an annual production capacity of 800,000 metric tons of steel and 500,000 metric tons of rolled products, primarily for use in the domestic market.

Production capacity at Gerdau Cosigua will be increased from 1.2 to 1.8 million metric tons of steel per year, and from 1.3 million metric tons to 1.6 million metric tons of rolled products. With this expansion Gerdau's Rio de Janeiro operations will become a world steelmaking benchmark for their advanced technology and management practices.


     TOTAL TAXES GENERATED TO INCREASE FROM R$ 372 MILLION TO R$ 544 MILLION

The investments will create 750 jobs throughout the production process, from scrap collection to product distribution, across the two mills. An estimated 5,000 indirect jobs will also be generated. The construction of the Acos Especiais Rio mill and the installation of the new equipment at Cosigua will generate an additional 3,000 jobs in Rio de Janeiro. Total taxes paid in Rio will increase by 46% from R$ 372 million (in 2004) to R$ 544 million by 2007. "The decision to establish a new mill within the steelmaking district was based on the fundamental synergy between the operations," said Gerdau Group president, Jorge Gerdau Johannpeter. "This can be seen especially in terms of the large area available, the infrastructure, the logistics and the low environmental impact, all of which will bring competitive advantages in the domestic and external markets.

                 ENVIRONMENTAL INVESTMENTS TOTAL R$ 160 MILLION

Of the R$ 1.4 billion to be invested, R$ 160 million will be used to install state-of-the-art equipment to protect the environment. The Acos Especiais Rio mill will have a dust removal system that will provide highly efficient filtering of the solid particles generated in the production process, and a water treatment and recirculation system that will reduce water intake at the mill by 97%. As in the other Gerdau Group mills, essentially all by-products generated from steel production at Gerdau Acos Especiais Rio will be subject to full recycling or reuse.


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Environmental conservation equipment will also be expanded at Gerdau Cosigua, as a result of the mill's increased production capacity.

The Group's Rio de Janeiro steelmaking facilities will maintain a total of 355 hectares of green space, consisting of 250 hectares of Atlantic Forest, 100 hectares of mangroves and five hectares where local native species will be planted.


         GERDAU BEGAN OPERATIONS IN THE STATE OF RIO DE JANEIRO IN 1971

Since the Gerdau Group began operations in Rio de Janeiro, it has invested a total of R$ 2.3 billion in the state, where it employs 2,100 people and generates 18,000 jobs indirectly. In addition to Gerdau Cosigua, where construction began in 1971, the Group's presence in the state also includes a rebar fabricating facility, Armafer, four branches of the steel retailer Comercial Gerdau and an administrative office.



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